CM 9/28

AM 9-28-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04013433

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 34163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2003 (MM/DD/YY) AND ENDING July 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global United Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Canal Street, Room 318
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Chow (212) 226-6868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Robert
(Name – *if individual, state last, first, middle name*)

57 Mott Street (Address) New York (City) New York (State) 10013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Global United Securities Ltd.

Financial Statements and Supplementary Information

For the Year Ended July 31, 2004

Robert Lee, CPA

Global United Securities Ltd.

Financial Statements and Supplementary Information
For the Year Ended July 31, 2004

TABLE OF CONTENTS:

Robert Lee, CPA
Certified Public Accountants
57 Mott Street
New York, New York 10013
Tel: (212) 732-1050
Fax: (212) 732-3599

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Global United Securities Ltd.
221 Canal Street, Suite 318
New York, NY 10013

We have audited the accompanying statement of financial condition of Global United Securities Ltd. (The Company) as of July 31, 2004, and the related statements of income (loss), cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global United Securities Ltd. as of July 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Lee, CPA

New York, NY
September 16, 2004

Global United Securities Ltd.

Statement of Financial Condition

July 31, 2004

ASSETS

Cash and cash equivalent	$	120,533
Investments - available-for-sale securities (Note 3)		50,140
Property and equipment (net of accumulated depreciation of $9,730)		3,883
Other assets (Note 5)		6,441
TOTAL ASSETS	$	180,997

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liability		
Accrued expense	$	3,914
Deferred tax (Note 2)		1,086
Current portion of loan payable (Note 4)		29,684
Total current liability		34,684
Long Term Liability		
Loan payable - long-term, less current portion (Note 4)		49,470
Total liabilities		84,154
COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)		
STOCKHOLDER'S EQUITY		
Common stock, par value $10, authorized 10,000 shares;		
Issued and outstanding 10,000 shares		100,000
Paid-in capital (Note 6)		50,000
Retained earnings		(55,361)
Accumulated other comprehensive income;		
Unrealized gain on securities, net of tax		2,204
Total stockholder's equity		96,843
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	180,997

The accompanying notes are an integral part of these financial statements.

Global United Securities Ltd.

Statement of Income (Loss)

For the Year Ended July 31, 2004

REVENUE		
Commission income		$ 219,052
NASD rebate		170
TOTAL REVENUE		219,222
EXPENSES		
Officer's salary	$ 17,000	
Staff salaries	28,514	
Payroll taxes expenses	2,514	
Clearance expense	64,776	
Data fee	31,175	
Rent	37,248	
Utilities	2,532	
Repair and maintenance	6,175	
Office supplies and office expenses	9,822	
Telephone and internet expense	6,617	
Insurance	9,044	
Travel and entertainment	10,420	
Depreciation expense	2,659	
NASD registration fee	821	
Books and references	914	
Dues and subscriptions	1,710	
Professional fee	260	
Miscellaneous	1,281	
TOTAL EXPENSES		233,482
OPERATING LOSS		(14,260)
OTHER INCOME (EXPENSES)		
Interest income	458	
Interest expense	(2,418)	
NET OTHER INCOME		(1,960)
NET LOSS BEFORE TAXES		(16,220)
PROVISION FOR INCOME TAXES		
City	300	
State	155	
TOTAL PROVISION FOR INCOME TAXES (Note 2)		455
NET LOSS		$ (16,675)

The accompanying notes are an integral part of these financial statements.

Global United Securities Ltd.

Statement of Cash Flows

For The Year Ended July 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (16,675)
Adjustments to reconcile change in net assets to net cash used by operating activities:		
Depreciation	$ 2,659	
Increase in operating assets:		
(Increase) in other assets	(1,441)	
(Increase) in investments	(3,290)	
Decrease in operating liability:		
(Decrease) in accrued expense	(2,101)	
(Decrease) in deferred tax	(1,914)	
(Decrease) in loan payable	(12,046)	
(Decrease) in unrealized gain on securities, net of tax	(3,926)	
Net decrease in adjustments and operating assets		(22,059)
NET CASH USED BY OPERATING ACTIVITIES		(38,735)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments		(15,020)
Purchase of fixed assets		(1,321)
NET CASH USED BY INVESTING ACTIVITIES		(16,341)
CASH FLOWS FROM FINANCING ACTIVITY		
Paid-in capital		50,000
NET CASH PROVIDED BY FINANCING ACTIVITY		50,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,075)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		125,608
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 120,533
SUPPLEMENTARY CASH FLOW INFORMATION		
Cash paid during the year for corporate income taxes		$ 455
Cash paid during the year for interest expense		$ 1,419

The accompanying notes are an integral part of these financial statements.

Global United Securities Ltd.

Statement of Stockholder's Equity and Other Comprehensive Income

For The Year Ended July 31, 2004

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, August 1, 2003	$ 100,000	$	$ (38,686)	$	$ 61,314
ADDITIONAL PAID-IN CAPITAL		50,000			50,000
COMPREHENSIVE INCOME					
NET LOSS			(16,675)		
OTHER COMPREHENSIVE INCOME					
Unrealized gain on securities, net of tax				2,204	
TOTAL COMPREHENSIVE INCOME					(14,471)
BALANCE, July 31, 2004	$ 100,000	$ 50,000	$ (55,361)	$ 2,204	$ 96,843

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Global United Securities Ltd. (The Company) is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

Securities transactions (and the related commission, revenue and expenses) are recorded on a settlement dated basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with maturity of six months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during reported period. Actual results could differ from those estimates.

Marketable Securities

Equity securities are classified as "available for sale" as defined by SFAS No. 115. In accordance with that statement, they are reported at aggregate fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of taxes.

Realized gains and losses of available for sale securities are determined using the specific identification method and are included in earnings.

Note 2 - Income Taxes

The Company has adopted SFAS No. 109 (Accounting for Income Taxes), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred taxes payable ($1,086) has been provided for unrealized gain on securities totaling $3,290 (note 3).

Note 3 - Investments

The Company purchase 1000 shares of NASDAQ stocks on 9/4/02 for $25,250 and 5,000 shares of Lucent Technology on 4/12/04 for $21,600. On July 31, 2004, fair market value for NASDAQ was $34,890 and for Lucent Technology was $15,250. An unrealized gain totaling $2,204 net of deferred taxes totaling $1,086 or total unrealized gain of $3,290 before deferred taxes.

Note 4 - Loan Payable

The Company obtained a $91,200 five-year loan payable from the Small Business Administration. The interest rate is 4% and the payments started March 14, 2004 at $2,653 per month and is due on March 14, 2007. The loan was awarded to qualified companies that suffered hardship during the September 11, 2001 terrorist attack. The loan is guaranteed by the shareholder and secured by assets of the Company. The loan principal was $79,154 and the interest expense totaled $2,418 at July 31, 2004.

Note 5 – Other Assets

Security deposit	$ 5,003
Prepaid insurance	1,438
Total other assets	$ 6,441
	========

Note 6 – Paid in Capital

During the year, the shareholder contributed an additional $50,000 to capital stock and this was recorded as paid in capital.

Note 7 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Act of 1934, which requires a broker-dealer to have, at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain minimum net capital of $5,610. The net capital computed was $84,285 leaving capital in excess of requirements in the amount of $77,601. The capital ratio was 100% versus an allowable maximum of 1500% for the ratio of allowable indebtedness.

Note 8 - Financial Instruments With Off-Balance-Sheet Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 - Commitment and Contingent Liabilities

The Company has leased office space at 221 Canal Street, New York, New York and the lease will expire in 2005.

Minimum payments under the terms of the lease are as follows:

July 31,	Amount
August 1, 2004 to July 31, 2005	$ 31,874
August 1, 2005 to November 30, 2005*	10,763
Total	$ 42,637

*10-year lease with option after 5 years to terminate lease at November 30, 2005 or to continue thru November 30, 2010. If the option is adopted and the lease thru 2010 is renewed, the minimum payments from December 1, 2005 to November 30, 2010 would be $181,874.

A copy of the Company's Statement of Financial Condition as of July 31, 2004, pursuant to S.E.C. Rule 17a-5, is available for inspection at The Company's office and at the regional office of the Securities and Exchange Commission.

Schedule 1

Global United Securities, Ltd.

Computation of Net Capital Under S.E.C. Rule 15c3-1

July 31, 2004

Total stockholder's equity		$ 96,843
Deductions:		
Non-allowable assets:		
Property and equipment - net of accumulated depreciation of $9,730	$ 3,883	
Other assets	6,441	
Haircuts on securities - money market	2,300	
Total deductions		12,624
Net capital		84,219
Less: Minimum net capital on indebtedness	5,610	
Total deduction		5,610
Remainder: Capital in excess of all requirements		$ 78,609

Capital ratio (Maximum allowance 1500%)

*Aggregate Indebtedness	$ 84,154	= 1.00
Divided by: net capital	$ 84,219	

*Accrued expenses, loan payable and deferred tax	$ 84,154
Total indebtedness	$ 84,154

The rate of aggregate indebtedness to net capital is 1 to 1 compared to the maximum allowable ratio of 15 to 1.

Schedule 2

Global United Securities Ltd.

Reconciliation of Net Capital Under S.E.C. Rule 15c3-1

As of July 31, 2004

Net capital per Focus report dated July 31, 2003	$	49,320
Add:		
Net audit adjustments		29,289
Net capital per Audit report	$	78,609

Robert Lee, CPA
Certified Public Accountants
57 Mott Street
New York, New York 10013
Tel: (212) 732-1050
Fax: (212) 732-3599

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
Global United Securities Ltd.
221 Canal Street, Suite 318
New York, NY 10013

Gentlemen:

In planning and performing our audit of the financial statements of Global United Securities Ltd. (The Company) for the year ended July 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) and (2) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II); and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by The Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of The Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which The Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert Ster, CPA

New York, NY
September 16, 2004